****

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K
CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
Date of Report (date of earliest event reported): May 27, 2003

Commission File Number: 1-9759



IMC Global Inc.

(Exact name of Registrant as specified in its charter)

Delaware	**36-3492467**
(State or other jurisdiction of	(I.R.S. Employer Identification No.)
incorporation or organization)	

100 South Saunders Road
Lake Forest, Illinois 60045
(847) 739-1200

(Address and telephone number, including area code, of Registrant's principal executive offices)

****

Item 5.   Other Events and Regulation FD Disclosure.

On May 27, 2003, the Company announced that IMC Phosphates Company would indefinitely shut down all phosphate fertilizer production at its Louisiana facilities by the beginning of June 2003 to better balance supply with demand. Affected facilities include the Uncle Sam phosphoric acid plant, with an annual capacity of about 950,000 short tons, the Faustina diammonium phosphate (DAP) and monoammonium phosphate (MAP) granulation plant currently running at partial capacity at an annualized rate of about 1.9 million short tons, and the Faustina ammonia plant with an annual capacity of 560,000 short tons. A remaining Louisiana facility, the Taft granulation plant, has been idled since the summer of 1999. IMC Phosphates Company's Florida facilities are unaffected.

On June 2, 2003, the Company announced that its 2003 second quarter results from continuing operations were expected to be approximately breakeven before foreign currency translation primarily as a result of a disappointing U.S. spring season for phosphate and potash volumes and, to a lesser extent, the impact of idling remaining Louisiana phosphate production. Sluggish demand for phosphate and potash purchases in April and May, coupled with high ammonia and natural gas costs, have continued to impact phosphate profitability. The guidance also included the impact of the final month of shutdown in April of the Fort Green rock mine for inventory control.

The revised guidance did not include an estimate of the non-cash impact of foreign currency translation which is expected to be significantly unfavorable to the Company as a result of the strengthening of the Canadian dollar. For every 1 cent change in the value of the U.S. dollar versus the Canadian dollar, the Company projects a non-cash foreign exchange translation loss or gain of approximately 1 cent per share.

Based primarily upon expectations for a recovery in phosphate volumes at modestly lower prices and some raw material cost easement, the Company's announcement indicated that the Company anticipated a stronger second half performance of approximately 15 cents per share, primarily in the fourth quarter, and that full-year earnings per share from continuing operations, before the impact of foreign currency translation, were anticipated to be approximately breakeven. This outlook was subject to a number of factors, including phosphate pricing trends and export demand, the strength of the domestic fall fertilizer season, and raw material cost abatement.

The revised second quarter guidance assumed an anticipated pre-tax and pre-minority interest gain of approximately $12.3 million (earnings per share of 6 cents) from consummation of a previously announced sale of IMC Phosphates Company's Port Sutton marine terminal, a transaction that is currently the subject of a nonbinding term sheet with the expected buyer. Although the Company's efforts to sell the terminal are continuing, on June 23, 2003 the Company announced that the transaction is now expected not to be consummated in the second quarter.

On June 23, 2003, the Company also announced that it is receiving consideration of approximately $60.5 million in two transactions involving privately held Compass Minerals Group, Inc., of which $57.0 million was received in cash. The remainder of the purchase price, plus cash consideration for sulphate of potash ("SOP") inventory, is scheduled to be paid in the fourth quarter. The transactions are expected to result in a pre-tax gain of approximately $50.0 million.

In the first transaction, Salt Holdings Corporation purchased a majority of the Company's minority economic interest in Compass Minerals Group. In the second transaction, the Company sold its SOP business line to Great Salt Lakes Minerals Corp., a subsidiary of Compass Minerals Group.

Under terms of the first transaction, IMC Global exchanged for cash approximately 15 percentage points of its 19.9 percentage points minority economic interest in the common stock of Compass Minerals Group, and has also sold its shares of Compass Minerals preferred stock and related notes. In November 2001, IMC Global sold its Salt and Great Salt Lake (GSL) businesses to Compass Minerals, an entity formed by affiliates of Apollo Management, L.P. of New York, while retaining an economic interest of 19.9 percent in Compass Minerals. Through its GSL operations in Utah, one of Compass Minerals' principal products is a specialty potash known as sulphate of potash, or SOP. As a part of this original transaction, IMC also sold to Compass most of its domestic SOP marketing business and agreed to supply Compass with SOP produced at IMC's Carlsbad, New Mexico operations.

In the second transaction, IMC Global sold the balance of its SOP marketing business, as well as its Carlsbad SOP product line, to Compass Minerals. The primary operations at the Company's Carlsbad plant that produce a unique specialty potash product known as K-Mag® or Sul-Po-Mag® as well as muriate of potash, or MOP, are not affected by the transaction.

All statements, other than statements of historical fact, contained in this Current Report on Form 8-K constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act") and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act") that are based on current expectations; actual results may differ materially. Such forward-looking statements include statements regarding quarterly and annual results for 2003 and expectations regarding the phosphate market recovery and raw material pricing. These statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results and Company plans and objectives to differ materially from those expressed in the forward-looking statements. Such risks and uncertainties include those set forth in the Company's Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2002 filed pursuant to the Exchange Act and other risk factors reported from time to time in the Company's reports under the Exchange Act.

****

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IMC Global Inc.

J. Reid Porter
_____

J. Reid Porter
Executive Vice President and Chief Financial Officer
(on behalf of the Registrant)

Date: June 23, 2003

